CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

June 27, 2006

Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:   Rochdale Mining Corp.
Form SB-2 Registration Statement
File No. 333-126813

Dear Mr. Sprigel:

In response to your letter of comments dated May 31, 2006, please be advised as follows:

General
  Page number references have been provided where revisions have occurred.

The Offering
  The information requested has been provided on pages 3, 5, 14, and 16.

Plan of Distribution
Offering Period
  The registration statement has been revised throughout to reflect a 270 day offering period with no extension.

Securities and Exchange Commission
RE:   Rochdale Mining Corp.
Form SB-2 Registration Statement
File No. 333-126813
June 27, 2006

Events that Would Terminate the Offering
  The additional item has been provided on page 16 of the registration statement.

  The accounting has been updated and new auditor's consent has been supplied.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak